UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Luk Siu Fung Mark
Vice Chairman and Executive Director
RIKU DINING GROUP Ltd
46/F, Lee Garden One, 33 Hysan Avenue
Causeway Bay, K3

Re: RIKU DINING GROUP Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 2, 2025
CIK No. 0002058976

Dear Luk Siu Fung Mark:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment No. 2 to Draft Registration Statement submitted on June 2, 2025

Cover page

1. We note your revised disclosure, which now states that your "subsidiaries and business operations are not subject to the specific laws and regulations adopted by the PRC, as they exclude Hong Kong and Macau." Your reference to "they exclude" is unclear. Revise here and elsewhere relevant, including on pages 9, 32, Alt-14, and Alt-19, to clarify. In this regard, we note your disclosure throughout the draft registration statement, stating, among other things, that "due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and

may influence such operations at any time."

Please contact Eddie Kim at 202-551-8713 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Janeane Ferrari